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SEC FILE NUMBER
8- 47724

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTERNATIONAL CORRESPONDENT TRADII

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE UNIVERSITY PLAZA- SUITE 301
(No. and Street)

HACKENSACK (City) NEW JERSEY (State) 07601 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ILANA BENMAYOF (Name) 2012229300 (Area Code – Telephone Number) ILANA@ICTIBR (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LIEBMAN GOLDBERG & HYMOWITZ LLP
(Name – if individual, state last, first, and middle name)

595 STEWART AVENU (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

11/25/2003 (Date of Registration with PCAOB)(if applicable) 473 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ILANA BENMAYOR, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESLIE J. MOSKOWITZ
Notary Public, State of New Jersey
My Commission Expires
January 05, 2026

Signature:

Title:
V.P FIN OP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERNATIONAL CORRESPONDENT TRADING, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13
Report of Independent Registered Public Accounting Firm Regarding 15c-3-3 Exemption Report	14
Exemption Report	15
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	16
Information for Possession or Control Requirements Under Rule 15c3-3 Under The Securities Exchange Act of 1934	17
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	18
Schedule of Assessment and Payments (Form SIPC-7)	19

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of International Correspondent Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Correspondent Trading, Inc.'s management. Our responsibility is to express an opinion on International Correspondent Trading, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Correspondent Trading, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 13 through 17 has been subjected to audit procedures performed in conjunction with the audit of International Correspondent Trading, Inc.'s financial statements. The supplemental information is the responsibility of International Correspondent Trading, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 13 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg + Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as International Correspondent Trading, Inc.'s auditor since 2015.

Garden City, New York

February 25, 2022

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$442,915
Receivables from clearing broker	31,985
Clearing deposit account	502,616
Right of use asset	23,800
Other assets	7,632
TOTAL ASSETS	$1,008,948

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$ 24,400
Lease liability	23,800
TOTAL LIABILITIES	48,200

STOCKHOLDERS' EQUITY

Common stock, $10 par value; 200 shares authorized; 100 shares issued and outstanding	1,000
Additional paid-in capital	899,091
Retained earnings	60,657
TOTAL STOCKHOLDERS' EQUITY	960,748
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,008,948

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Commission income	$ 665,269
Net loss from securities transactions	<5>
Other income	43,213
TOTAL REVENUES	708,477
EXPENSES	
Employee compensation and benefits	383,795
Commissions paid to other broker-dealers	87,381
Regulatory fees and expenses	6,330
Floor brokerage, exchange, and clearance fees	111,919
Communications and data processing fees	233,070
Occupancy	48,668
Other expenses	30,414
TOTAL EXPENSES	901,577
NET <LOSS>	$<193,100>

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity -				
January 1, 2021	$1,153,848	$ 1,000	$899,091	$253,757
Net loss	<193,100>	-	-	<193,100>
Stockholders' equity -				
December 31, 2021	$ 960,748	$ 1,000	$ 899,091	$60,657

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net <loss>		$<193,100>
Adjustments to reconcile net <loss> to net cash used in operating activities		
Changes in assets and liabilities		
Decrease in receivables from clearing broker	$33,278	
(Increase) in clearing deposit account	<488>	
Decrease in right of use asset	41,174	
Decrease in accounts payable and accrued liabilities	<15,133>	
<Decrease> in lease liability	<41,174>	17,657
TOTAL CASH FLOWS USED IN OPERATING ACTIVITIES		<175,443>
NET DECREASE IN CASH AND CASH EQUIVALENTS		<175,443>
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		618,358
CASH AND CASH EQUIVALENTS AT END OF YEAR		$442,915

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:

Income taxes	$0

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s ("the Company") significant accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in trading and other activities related to the securities industry.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(ii), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company is a New York corporation and began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred. Transactions in securities and financial instruments, recorded at fair value, and commission income and related expenses, are recorded on a trade-date basis. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses, net in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers in the statement of financial condition, netted by broker-dealer.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. During the reporting period actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocated the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Security commission revenue represents the sale of over-the-counter stock and options. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. Related clearing expenses are also recorded on a trade-date basis. The Company receives credit interest rebate income from the clearing broker that is reported as other income. The Company also receives consulting income hat is reported as other income.

Concentrations of Credit Risk

The Company clears its trades through a Clearing Agreement with Apex Clearing Corp ("Apex") This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

As a securities broker, International Correspondent Trading, Inc. ("ICTI") acts as an agent and executes securities transactions on behalf of its customers. ICTI introduces its customers and their transactions for settlement and clearing to its clearing broker, Apex, on a fully disclosed basis. The clearing agreement between ICTI and its clearing broker stipulates that ICTI is obligated to assume any exposure related to the transactions that these customers perform with ICTI brokers. These activities may expose ICTI to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The agreement between ICTI and APEX expired on August 31, 2018. APEX has continued to act as the clearing broker for ICTI without renewing the agreement.

In such cases, if a customer fails to satisfy its obligations, ICTI may be required to purchase or sell financial instruments at current market prices in order to fulfill the customer's obligations. ICTI seeks to control off-balance-sheet risk by monitoring its customer's transactions and their portfolio holdings , calculating margin risk, as well as imposing trade limits to its brokers, and reviewing information it receives from its clearing broker on a daily basis.
The Company has a potential concentration of credit risk in that, at times, it maintains deposits with a financial institution in excess of amounts insured by the FDIC.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

Related Party

The Company receives and executes trades for accounts that are affiliated with the Principals of the Company.

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure the value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The table below shows the Company's fair value hierarchy at December 31, 2021:

	Level 1
Cash and cash equivalents	$442,915

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material o the financial statements of the Company.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a Clearing Agreement with Apex. Apex will clear transactions introduced by the Company, as well as maintain, and provide cashiering received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of Apex Clearing and not customers of the Company.

Apex Clearing is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the Federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

The Company's clearing deposit and receivables from the Clearing Broker at December 31, 2021 consist of commissions receivable of $31,985 and a clearing deposit of $502,616.

NOTE 3 - OTHER ASSETS

As of December 31, 2021 the Company has a security deposit in the amount of $7,632 with its landlord.

NOTE 4 - MARKETABLE SECURITIES

The Company maintains a proprietary account (average price) for allocation of trades to its customers. The Company does not make markets nor does it have an inventory. As of December 31, 2021, there were no positions of securities.

NOTE 5 - TAXES

The Company elected to be treated as an S-Corporation for Federal, New York and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

The Company recognizes and measures its uncertain tax benefits in accordance with the ASC 740, Income Taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the accounting standards did not have an impact on the Company's financial statements. The Company is subject to regular audit by tax authorities.

The Company believes that it has appropriate support for positions taken on its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts filed. Management believes that its Organizational status would be sustained upon examination. The Company is no longer subject to both federal and state corporate tax examinations for the years prior to 2018.

NOTE 6 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is discretionary as determined by the Board of Directors. However, the contributions cannot exceed 20% of compensation for the eligible employees in any one tax year. The Company did not contribute to the plan for the year ending December 31, 2021.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2021, the Company had net capital of $953,116 which exceeded requirements by $853,116. The company's' ratio of aggregate indebtedness to net capital was 2.56%

NOTE 8 - DESCRIPTION OF LEASING ARRANGEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016- 02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2021. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use asset and liability based on the following operating lease terms.

The Company leases office space in Hackensack NJ and it was renewed on October 1, 2019 . The monthly rent paid is $3,755 payable the first of each month through September 30, 2022. Rent expense for the year ended December 31, 2021 was $48,668. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability of $23,800 as of December 31 , 2021 discounted using an interest rate of 7%.

NOTE 9 – SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to December 31, 2021 through February 25, 2022, the date the financial statements were available to be issued. There were no subsequent events during this period that require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2021

Net Capital		
Stockholders' equity		$960,748
Deductions/charges:		
Nonallowable assets:		
Other assets	$7,632	
Total Nonallowable assets:		7,632
Net capital before haircuts		953,116
Net capital		953,116
Computation of basic net capital requirement		
Minimum net capital requirement:		100,000
Excess net capital		$853,116
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities		24,400
Total aggregate indebtness		24,400
Ratio of aggregate indebtedness to net capital		2.56

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

The accompanying notes are an integral part of this statement.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of International Correspondent Trading, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) International Correspondent Trading, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Correspondent Trading, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)("exemption provision") and (2) International Correspondent Trading, Inc. stated that International Correspondent Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Correspondent Trading, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Correspondent Trading, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

Garden City, New York

February 25, 2022

INTERNATIONAL CORRESPONDENT TRADING, INC.
SUPPLEMENTAL REPORT ON INTERNAL CONTROLS
EXEMPTION PROVISIONS IN SEC RULE 15C3-3(K) (2)(II) THROUGHOUT FISCAL YEAR 2021

International Correspondent Trading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):*(2)(ii)*
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

International Correspondent Trading, Inc.

I, Ilana Benmayor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Finop compliance and operations

February 25, 2022

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2021

SCHEDULE II

International Correspondent Trading, Inc. is in a Clearing Agreement with Apex Clearing. Under the terms of the Agreement, Apex Clearing clears the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2021.

INTERNATIONAL CORRESPONDENT TRADING, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2021

SCHEDULE III

International Correspondent Trading, Inc. operates pursuant to the Section (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no possession and control requirements.

LIEBMAN GOLDBERG & HYMOWITZ LLP

Certified Public Accountants

595 Stewart Avenue, Suite 420

Garden City, New York 11530

Tel (516) 228-6600

Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Stockholders' of International Correspondent Trading, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of International Correspondent Trading, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

Garden City, NY

February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

International Correspondent Trading, Inc
One University Plaza - suite 301
Hackensack, NJ 07601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilana Benmayor - 2012229300

2. A. General Assessment (item 2e from page 2) $893.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (612.00)

______________ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $281.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

International Correspondent Trading, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Compliance
(Title)

Dated the 17 day of January, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$708477.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	113442.00
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	
Total deductions	113442.00
2d. SIPC Net Operating Revenues	$595035.00
2e. General Assessment @ .0015	$893.00 (to page 1, line 2.A.)